Health-Right Discoveries, Inc.

18851 NE 29th Avenue, Suite 700

Aventura, FL 33180

November 25, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 “F” Street, N.E.

Washington, D.C. 20549-3629

Attention:	Ms. Suzanne Hayes

Joseph McCann, Esq.

Eric Envall, Esq.

Re:	Health-Right Discoveries, Inc. (the “Company”)

Amendment No. 1 to Registration Statement on Form S-1

Filed October 20, 2015

File No. 333-206839 (the “Registration Statement”)

Ladies and Gentlemen:

In response to the Staff’s letter of November 16, 2015, the Company hereby files Amendment No. 2 to the Registration Statement.

The following sets forth the Company’s response to the comments set forth in the Staff’s letter. For your convenience, the response to each comment follows the comment itself.

Prospectus Summary, page 2

Overview, page 2

1.          We note your revised disclosures in the first paragraph under the heading in response to prior comment 12. Please explain what the FDA needs to clarify about its position regarding the legality of hemp-derived CBD not being classified as a legal dietary supplement. Alternatively, please revise to state clearly, if true, that hemp-derived CBD is not classified as a legal dietary supplement and therefore cannot legally be sold in the United States. Provide similar revised disclosure to explain any uncertainty concerning the FDA’s Generally Described as Safe (GRAS) designation.

Response: In response to this comment and the Staff’s comment No. 2 below, we have revised the disclosure in the Prospectus Summary and elsewhere in the prospectus to eliminate reference to the exploration of applying our formulation to producing a product derived from hemp-based CBD.

2.          We note that your revised disclosure in the first paragraph under the heading now indicates that you are only “planning to explore” the possible application to your product platform of CBD derived from industrial hemp. Please revise the Summary so that the planned exploration of CBD-related applications does not receive greater prominence than the product formulations you have marketed or that you plan to market in the near term. Also, refer to the instructions to Regulation S-K, Item 503(a) and consider whether your plans to explore CBD-related applications constitute a key aspect of this offering that is worthy of inclusion in the Summary.

Response: In response to this comment and the Staff’s comment No. 1 above, we have revised the disclosure in the Prospectus Summary and elsewhere in the prospectus to eliminate reference to the exploration of applying our formulation to producing a product derived from hemp-based CBD.

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3.          We refer to your revised disclosure in the third paragraph in response to prior comment 3. With a view to potential revised disclosure, please explain to us management’s basis for concluding that the reorder rate exceeds industry norms. Please be sure to clarify what industry management uses as its reference point.

Response: We have revised the disclosure herein and where it appears elsewhere throughout the prospectus to eliminate the reference to the reorder rate exceeding industry norms.

The Jobs Act has reduced the information that the Company is required to disclose…., page 8.

4.          Please revise your descriptions of the exemptions available to certain Emerging Growth Companies you describe in the penultimate paragraph on page 8 as they apply to you if you register your common stock under the Exchange Act following the effectiveness of this registration statement as you describe in the risk factor heading on page 7. Your description of the Jobs Act disclosures should focus on the ones that are applicable to your intended filings.

Response: The risk factor disclosure has been revised as requested by the Staff.

The Health-Right Solutions, page 18

5.          Please clarify to us and in your registration statement whether the two potential H-Plex Defense formulations will be OTC monographed drugs or will require you to make a New Drug Application to FDA. Explain the reasons for any uncertainty as to the regulatory pathway to commercializing these formulations. To the extent that you may need to file an NDA, please provide additional disclosures regarding that process, including:

•	An overview of the NDA process including all material steps that must be undertaken to receive FDA approval;
•	Your basis for stating that the “FDA approval process will be fairly rapid”;
•	Any steps you have taken so far in terms of filing an NDA application; and
•	The estimated costs of completing an NDA process for both formulations.

Response: The disclosure has been clarified to reflect that the H-Plex Defense formulations will be OTC monographed drugs and the reference to an NDA has been corrected to an NDC (New Drug code).

Pipeline/Products/Methodology, page 19

6.          We note your revised disclosures on pages 2 and 19. Please revise to clarify whether you marketed the product to persons afflicted with HSV-2. In this regard, your disclosure on page 19 indicates that you received feedback from HSV-1 and HSV-2 sufferers. With a view to disclosure, please tell us what percentage of your sales were made to HSV-1 as opposed to HSV-2 sufferers.

Response: The disclosure has been revised in response to the Staff’s comment to reflect that the primary marketing focus of the product is for HSV-1 sufferers.

Dietary Supplements, page 21

7.          Your revised disclosure in response to prior comment 22 does not address section 201(g) (1) (B) nor explain why, if true, H-Plex Defense Formula 11 would not be classified as a “drug.” Please revise accordingly.

Response: This section of the prospectus has been revised in response to the Staff’s comment.

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Clinical Trials, page 21

8.          We note your revised disclosure on page 2 indicating that you do not presently have funding to conduct clinical trials. Please revise here to indicate the amount of funds you estimate that you would need to conduct these trials.

Response: We have provided the additional disclosure requested by the Staff with respect to the estimated cost of clinical trials.

Exhibit 5.1.

9.          We refer to the fourth paragraph of the opinion and note that your company is organized under the laws of Nevada. As such, your counsel may not exclude the laws of Nevada from the opinion by limiting its scope to the laws of the State of Florida and the United States. Refer to Section II.B.3.b of Staff Legal Bulletin No 19 (Oct. 14, 2011) and have counsel revise its opinion accordingly.

Response: We respectfully call the attention of the Staff to the fact that throughout the registration statement and prospectus, the Company's state of incorporation is identified as Florida, other than in an inadvertent error on the cover page of the registration statement, which has been corrected in the within filing.

If you have any further questions or comments, kindly contact the undersigned at (305) 705-3247 or our counsel, Dale S. Bergman, Esq. of Gutierrez Bergman Boulris, P.L.L.C. (786) 888-1744.

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Very truly yours,

HEALTH-RIGHT DISCOVERIES, INC.

By:	/s/ David Hopkins
David Hopkins, President

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